As filed with the U.S. Securities and Exchange Commission on June 19, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Alpha Bank A.E.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
Greece
(Jurisdiction of incorporation or organization of issuer)
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 602-1044
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 29711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

D. Max Aaron Allen & Overy Via Manzoni 41-43 20121 Milan, Italy +39 02 2904 91	Ray Fisher Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 +1 212 903 9146

It is proposed that this filing become effective under Rule 466:
☐ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit*	Offering Price**	Registration Fee
American Depositary Shares (“ADSs”), each representing one-fourth of one common share of Alpha Bank A.E.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$139.50

*	Each unit represents one hundred (100) ADSs.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
     The Prospectus consists of the proposed form of American Depositary Receipt (“ADR”) included as Exhibit A to the Form of Amended and Restated Deposit Agreement, filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Cross-Reference Sheet

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
1. Name of Depositary and address of its principal executive office:	Following Article (11).

2. Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a) Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b) Any procedure for voting the deposited securities:	Articles (13), (14) and (18).

(c) Procedure for collecting and distributing dividends:	Articles (2), (8), (12), (13), (15) and (21).

(d) Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (14), (16), (19), (20) and (21).

(e) Sale or exercise of rights:	Articles (8), (12) and (14).

(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (3), (4), (5), (8) and (15).

(g) Amendment, extension or termination of the deposit agreement:	Articles (20) and (21) (no provision for extensions).

(h) Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article (16).

(i) Restrictions on the right to transfer or withdraw the underlying securities:	Articles (2), (3), (4), (5), (6) and (8).

(j) Any limitation on the depositary’s liability:	Articles (5), (18) and (19).

3. Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (5) and (8).

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
(a) The Issuer is exempt from the requirement to register the deposited securities under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it (1) is not required to file or furnish reports under Section 13(a) or Section 15(d) of the Exchange Act, (2) currently maintains a listing of the deposited securities on Athens Exchange S.A. (the “Athens Exchange”), which constitutes the Issuer’s primary trading market for those securities, and (3) has published in English on its Internet Web site (http://www.alpha.gr/page/default.asp?la=2&id=52) information that, since the first day of its most recently completed fiscal year (December 31, 2008), it (A) has made public or been required to make public pursuant to the laws of Greece, (B) has filed or been required to file with the Athens Exchange (the principal stock exchange in Greece on which the Issuer’s shares are traded) and that has been made public by the Athens Exchange and (C) has distributed or been required to distribute to its security holders. The Issuer intends to continue to publish, on an ongoing basis and for each subsequent fiscal year, the information specified in Rule 12g3-2(b)(1)(iii) in English on its Internet Web site.
Articles (11) and (16).

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)	Form of Amended and Restated Deposit Agreement, including the Form of ADR, among Alpha Bank A.E., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders of ADRs issued thereunder. – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, by and among Alpha Bank A.E., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of ADRs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 19, 2009.

Legal entity to be created by the Amended and Restated Deposit Agreement under which the ADSs registered hereunder are to be issued, each ADS representing one-fourth of one common share of Alpha Bank A.E.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Chris Konopelko
	Name:	Chris Konopelko
	Title:	Vice President

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Alpha Bank A.E. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on June 19, 2009.

Alpha Bank A.E.,
By:	/s/ Vassilios Psaltis
	Name:	Vassilios Psaltis
	Title:	Senior Manager

By:	/s/ Dimitrios Kostopoulos
	Name:	Dimitrios Kostopoulos
	Title:	Assistant Manager, Investor Relations

POWERS OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes each of Vassilios Psaltis and Dimitrios Kostopoulos to act as such person’s true and lawful attorney-in-fact and agent, with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 19, 2009.

By:	/s/ Demetrios P. Mantzounis
	Name:	Demetrios P. Mantzounis
	Title:	Director (Chief Executive Officer)

By:	/s/ Marinos S. Yannopoulos
	Name:	Marinos S. Yannopoulos
	Title:	Director (Chief Financial and Accounting Officer)

By:	/s/ Yannis S. Costopoulos
	Name:	Yannis S. Costopoulos
	Title:	Director (Chairman)

By:	/s/ Minas G. Tanes
	Name:	Minas G. Tanes
	Title:	Director (Vice Chairman)

By:	/s/ Spyros N. Filaretos
	Name:	Spyros N. Filaretos
	Title:	Director

By:	/s/ Artemis Ch. Theodoridis
	Name:	Artemis Ch. Theodoridis
	Title:	Director

By:	/s/ Sophia G. Eleftheroudaki
	Name:	Sophia G. Eleftheroudaki
	Title:	Director

By:	/s/ Paul G. Karakostas
	Name:	Paul G. Karakostas
	Title:	Director

By:	/s/ Nicholaos I. Manessis
	Name:	Nicholaos I. Manessis
	Title:	Director

By:	/s/ Ioanna E. Papadopoulou
	Name:	Ioanna E. Papadopoulou
	Title:	Director

By:	/s/ George E. Agouridis
	Name:	George E. Agouridis
	Title:	Director

By:	/s/ Pavlos A. Apostolides
	Name:	Pavlos A. Apostolides
	Title:	Director

By:	/s/ Evangelos J. Kaloussis
	Name:	Evangelos J. Kaloussis
	Title:	Director

By:	/s/ Ioannis K. Lyras
	Name:	Ioannis K. Lyras
	Title:	Director

By:	/s/ Thanos M. Veremis
	Name:	Thanos M. Veremis
	Title:	Director

By:	/s/ George I. Mergos
	Name:	George I. Mergos
	Title:	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED
STATES
     Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on June 19, 2009.

Puglisi & Associates,
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director For and on behalf of Puglisi & Associates the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document

(a)	Form of Amended and Restated Deposit Agreement, including the Form of ADR, among Alpha Bank A.E., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders of ADRs issued thereunder.

(d)	Opinion of Linklaters LLP, as counsel to the Depositary, as to the legality of the securities to be registered.